Soho Resources Corp.
SOH:CDNX

02015517

82-4126

February 5, 2002

United States Securities and Exchange Commission
Washington, D.C
20549
USA

SUPPL

Dear Sir or Madam:

RE: <u>SOHO RESOURCES CORP. - FINANCIAL STATEMENTS</u>

Please find enclosed one copy of the Company's unaudited financial statements, for the *Third Quarter ending November 30, 2001* with the *Exemption number 12g3-2(b).*

Yours truly,

SOHO RESOURCES CORP.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

RECEIVED FEB 26 2002 354

for
Ralph Shearing
Co-CEO & Chairperson

Enclosure

dlw 3/7

Box 11569, Vancouver Centre
Suite 450, 650 West Georgia Street
Vancouver, BC Canada V6B 4N8

Telephone: 604.684.8071 • Facsimile: 604.684.3829
e-mail: info@sohoresources.ca • www.sohoresources.ca

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
SOHO RESOURCES CORP.	01	11	30	02	01	23

ISSUER ADDRESS
450 – 650 WEST GEORGIA STREET, PO BOX 11569

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N8	604-684-3829	604-684-8071

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
MARILYN COHEN	CONTROLLER	604-684-8071

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
marilyn@sohoresources.ca	www.sohoresources.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Ralph Shearing"	RALPH SHEARING	02	01	23
"Robert Brown"	ROBERT BROWN	02	01	23

SOHO RESOURCES CORP.
QUARTERLY AND YEAR END REPORT - FORM 51-901F
NOVEMBER 30, 2001

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the period ended November 30, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See attached unaudited consolidated financial statements for the period ended November 30, 2001.

2. Related party transactions:

   See Note 4 of the attached unaudited consolidated financial statements for the period ended November 30, 2001.

3. Summary of securities issued and options granted during the period:

   a) Summary of securities issued during the period:

Date	Type of Security	Type of Issue	Number of shares	Price	Amount	Consideration
March 13, 2001	Common shares	Bonus for loan	61,630	(1)$0.60	$36,978	Provision of loan
March 29, 2001	Common shares	Warrants exercised	40,000	$0.29	$11,600	Cash
May 25, 2001	Common shares	Options exercised	75,000	$0.24	$18,000	Cash
May 25, 2001	Common shares units(2)	Private placement	745,076	$0.40	$298,030	Cash
May 25, 2001	Common shares	Finder's fee	25,000	(1)$0.40	$9,803	Financial services
June 5, 2001	Common shares	Options exercised	390,000	$0.24	$93,600	Cash
June 5, 2001	Common shares	Options exercised	148,000	$0.35	$51,800	Cash
June 13, 2001	Common shares	Warrants exercised	100,000	$0.25	$25,000	Cash
June 13, 2001	Common shares units(3)	Loan conversion	192,307	$0.26	$50,000	Loan conversion
June 15, 2001	Common shares	Warrants exercised	100,000	$0.25	$25,000	Cash
June 15, 2001	Common shares	Warrants exercised	1,132,307	$0.26	$294,400	Cash
June 15, 2001	Common shares	Warrants exercised	480,000	$0.29	$139,200	Cash
Sept. 5, 2001	Common shares	Options exercised	100,000	$0.24	$24,000	Cash

(1) The deemed value of these shares is the price that is allowed under the policies of the Canadian Venture Exchange and is based on a discount to the market value of the Company's shares at the date of the transaction.
(2) Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant enables the holder to acquire an additional common share at $0.43 until June 5, 2003.
(3) Each unit consist of one common share and one share purchase warrant, enabling the lender to acquire an additional common share at $0.26 per share. These warrants were exercised on June 15, 2001

   b) Summary of options granted during the period:

   Please see Note 7 -Subsequent Events in the Notes to the Consolidated Financial Statements.

4. Summary of securities as at the end of the reporting period:

   a) Share Capital – authorized:

   100,000,000 common shares without par value
   100,000,000 Class A preference shares with a par value of $1 per share
   100,000,000 Class B preference shares with a par value of $5 per share

   b) Share Capital – issued and outstanding:

	Number of Shares	Stated Capital
Common shares	16,423,423	$ 9,541,500

c) As at November 30, 2001, the following directors' and employees' stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
63,500	$ 0.24	October 22, 2004
15,000	$ 0.25	December 5, 2005
[(1)]400,000	$ 0.60	February 15, 2006
478,500		

(1) See subsequent events

As at November 30, 2001, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
1,000,000	$ 0.29	November 24, 2001
102,600	0.29	February 28, 2002
500,000	0.20	October 18, 2002
60,000	0.26	October 18, 2002
250,000	0.26	August 2, 2002
449,999	0.60	January 28, 2002
1,612,493	0.45	January 28, 2002
372,538	0.43	June 5, 2003
4,347,630		

As at November 30, 2001, the following convertible securities were outstanding:

A $177,000 convertible loan bears interest at 12% per annum, is due October 7, 2003 and the principal balance is convertible into common shares as follows:

i) at $1.50 per share to October 7, 2001;
ii) at $1.80 per share to October 7, 2002; and
iii) at $2.10 per share to October 7, 2003.

d) There were no shares being held in escrow or subject to pooling agreements.

5. List of Directors and Officers:

Ralph Shearing – Director, Chairman, and Co-CEO
Steven Tedesco – Director, President and Co-CEO
James Matthew Duford – Director
Robert Brown – Director
John Anderson – Director

SCHEDULE C: MANAGEMENT DISCUSSION

January 23, 2001

Overview/Outlook

Soho Resources Corp. ("Soho" or the "Company") is in the oil & gas and mineral exploration business. The consolidated interim financial statements follow the same accounting policies and methods of their application as the February 28, 2001 annual financial statements. They include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

Soho's management has decided to focus its current efforts on the oil & gas resource sector. As explained below, in October 1999 the Company entered into an agreement with Huntford Resources Corp. ("Huntford"). Soho and Huntford are focused on the development of the Quest Gas Project. In addition the companies intend to explore the other prospects in Huntford's oil & gas property portfolio. Management's goal is to build the Company into a mid-tier junior petroleum producer.

Oil and Gas Activities with Huntford Resources Corporation

The Company and Huntford, a private Colorado oil & gas exploration company, have entered into an Arrangement Agreement. Both companies have received shareholder approval for this transaction, however it is still subject regulatory approval. Under the terms of this agreement, the Company will issue 1,839,600 common shares in exchange for 100% of the issued common shares of Huntford. Upon completion of the agreement, Huntford will become a wholly owned subsidiary of Soho.

As of November 30, 2001 the Company has advanced to Huntford $1,889,053, bearing interest at 8% per annum. Huntford used these funds primarily for exploration drilling and to acquire additional interest in oil & gas properties.

<u>Quest Gas Project</u>
The Quest project is located within the Uintah Basin, in Uintah County, northeastern Utah. The Uintah Basin is a prolific gas producing area. The Quest project is a basin centered gas play with 157 potential well sites. The Quest project is geologically similar, but with much shallower targets, to Ultra Petroleum's successful Jonah gas field in southwestern Wyoming.

Huntford has a 3% carried interest in the first three wells to be drilled within a 1,520-acre area on the Quest project. Huntford's 3% carried interest will convert to a 3% working interest on all subsequent wells drilled within the 1520-acre area. There are 19 potential drill site within this 1520 acres area. Huntford has a working interest ranging from 12.5% to 17.5% in 138 potential well sites on the balance of the Quest Project.

To date Huntford has completed three producing gas wells; Quest 1-22 (3% interest), Quest 16-21 (21.4% interest), and Quest 6-28 (17.5% interest). These wells are connected to a pipeline and were brought into production during March and April 2001. The three wells combined are currently flowing and delivering gas to the pipeline. A fourth well, Quest 14-10 (17.5% interest), is planned in the near future with additional wells to be drilled on an ongoing basis as funding permits.

In August 2001, the Company paid $15,647 for a 60 day option to acquire an additional 8% and 20% in certain acreage contained in the Quest project. The option expired unexercised and the $15,647 was written off.

Soho Resources Corp.

Consolidated Balance Sheets

	November 30, 2001 (Unaudited – prepared by management)	February 28, 2001 (Audited)
Assets		
Current assets		
Cash	$ 855	$ 13,494
Receivables	118,064	87,314
Prepaid expenses	10,000	—
	128,919	100,808
Advances to Huntford Resources Corp.	1,889,053	1,319,172
Mineral properties	100	100
Oil and gas properties	—	—
Capital assets, net	17,711	22,288
	$ 2,035,783	$ 1,442,368
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 627,434	$ 467,209
Notes payable	67,531	241,160
Current portion of obligation under capital lease	—	5,639
	694,965	714,008
Convertible loans payable	177,000	227,000
	871,965	941,008
Shareholders' equity		
Capital stock	9,541,500	8,473,891
Deficit	(8,377,682)	(7,972,531)
	1,163,817	501,360
	$ 2,035,783	$ 1,442,368

Soho Resources Corp.

Consolidated Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Nine Months Ended November 30, 2001	Nine Months Ended November 30, 2000
Expenses				
Advertising and promotion	$ —	$ —	$ 3,403	$ 1,450
Amortization	1,526	—	4,578	—
Automobile	784	—	1,980	—
Consulting and financial services	14,152	11,116	80,165	47,116
Interest and bank charges	1,711	706	21,370	2,277
Interest on capital lease	—	289	190	1,088
Interest on convertible loans	6,875	5,303	13,621	16,003
Investor relations	19,770	12,274	86,435	24,480
Loan bonuses	—	—	36,978	—
Management fees	9,000	9,000	27,000	27,000
Office and miscellaneous	3,612	6,232	17,890	22,211
Professional fees	27,690	20,706	98,222	35,870
Regulatory fees	20	2,550	3,351	7,140
Rent	3,258	2,065	16,688	13,505
Secretarial services	—	1,400	—	2,643
Telephone	2,114	2,201	8,585	4,811
Transfer agent	2,598	2,419	15,941	4,485
Travel	—	4,558	6,408	11,312
Wages and benefits	21,661	15,843	63,183	51,457
	(114,770)	(96,662)	(505,988)	(272,848)
Interest income	41,226	128	101,377	276
Other income	19,000	11,104	39,378	34,063
Write-down of resource properties	(19,829)	—	(39,918)	—
Loss for the period	(74,373)	(85,430)	(405,151)	(238,509)
Deficit, beginning of period	(8,303,309)	(5,386,151)	(7,972,531)	(5,233,072)
Deficit, end of period	$ (8,377,682)	$ (5,471,581)	$ (8,377,682)	$ (5,471,581)
Loss per share	$ —	$ —	$(0.02)	$(0.03)
Weight average number of common shares outstanding	16,417,928	7,211,187	12,849,921	6,531,263

Sundance Prospect
Huntford has a 37.5% interest in the Sundance Prospect, North Dakota. The partners drilled one well on the Sundance Prospect during February/March 2001. Minor hydrocarbons were encountered, but not in economic quantities, however gas-bearing coals were discovered. No additional work is planned at this time.

Please see Note 7 - Subsequent Events in the Notes to the Consolidated Financial Statements.

Mining Activities

Tahuehueto Mine Project, Mexico
The Company, through its wholly owned Mexican subsidiary, Samarkand de Mexico, owns 90% of the issued and outstanding capital stock of Sacramento de la Plata. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico.

Of the 90% ownership of Sacramento, 85% was acquired in 1997 pursuant to a Share Purchase Agreement. The vendors refused to accept certain payments due under this agreement and initiated legal action, through the Mexican courts, to have the Share Purchase Agreement rescinded. The Company is defending itself against these actions and believes the lawsuit is without merit.

Due to the ongoing litigation and unfavorable conditions in the mining resource markets, the Tahuehueto Mine Project has been placed on-hold. As a result, the Company has written-down the value of this project to a nominal amount of $100.

Financing

During the nine months ended November 30, 2001, the Company issued 3,589,318 shares for a total consideration of $1,077,411. This includes 1,852,307 shares issued for cash proceeds of $495,200 on the exercise of warrants and 713,000 shares issued for cash proceeds of $187,400 on the exercise of options. A further 192,307 shares were issued on the conversion of long-term debt in the amount of $50,000.

During the nine months ended November 30, 2001, the Company also completed a private placement of 745,076 units for cash proceeds of $298,030. Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant enables the holder to acquire an additional common share at $0.43 until June 5, 2003. In connection with this financing the Company also issued 25,000 shares at a deemed value of $9,803 as payment of a finder's fee. The deemed value of $0.40 was based of the price of the shares issued in the private placement.

In connection with a previous loan financing, 61,630 shares were issued at a deemed value of $36,978 as payment of a loan bonus fee. The deemed value of $0.60 per share is the value allowed under the policies of the Canadian Venture Exchange and was based on a discount to the market value of the Company's shares at the date the loan was granted.

From the proceeds of the above share issuances, $184,400 was used to repay a short-term loan.

Investor Relations

Soho has engaged Mr. John Devlin to work with investors, brokers, analysts and the media. He also coordinates the Company's attendance at trade shows, conventions and other presentations. Mr. Devlin has been paid and/or accrued $20,105 during the nine months ended November 30, 2001. Mr. Devlin's engagement has been temporarily put on hold due to the reduced level of activity of the Company.

The Company engaged Mindshare Communications Inc. to manage and direct the Company's corporate communications and investor relations operations, and retained the part-time services of Phillip Hoy to assist in the preparation of news releases and the maintenance of the Company's shareholder database. Mindshare was paid $4,114 during the period under review, while Mr. Hoy was paid $1,000. The services of Mindshare and Mr. Hoy have been terminated.

The Company has also engaged Windward Communications and Consulting to provide investor relations and corporate communication services in Canada, the United States, and Great Britain. Windward has been paid and/or accrued $44,243 since February 28, 2001.

General and administrative expenses

The Company incurred $505,988 in general and administrative expenses during the nine months ended November 30, 2001. Please see the Company's Consolidated Statements of Operations and Deficit for the nine months ended November 30, 2001 for a breakdown of these expenses. Consulting and financial services of $80,165 are for general geological and financial consulting, and include fees of $27,000 charged by a director. Investor relations include the amounts as noted above, plus the costs of distributing various news releases and corporate brochures.

A Company controlled by a director charged Management fees of $27,000 for the nine months ended November 30, 2001. For the same period under review, professional fees include legal fees of $49,847, audit fees of $7,376 and accounting fees of $25,665. Travel includes the costs of airfare, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Huntford acquisition.

Liquidity

As at November 30, 2001, the Company had a working capital deficiency of $563,046.

In November 2001, the Company negotiated a debt settlement with creditors of Soho, involving the issuance of up to 1,296,994 common shares of the Company at a price of $0.35 per share, in full satisfaction of $453,948 of debt. The shares issued pursuant to this settlement will be subject to a minimum four-month hold period commencing from the date of issuance. Soho also negotiated a debt settlement with creditors of Huntford involving the potential issuance of approximately 722,940 common shares of the Company at a price of C$0.35 per share, in full satisfaction of US$161,165 of debt (approximately C$253,029). The debt settlement of Huntford creditors will become effective upon Soho obtaining regulatory approval to the Soho/Huntford Arrangement Agreement. The debt settlements are subject to the approval of the Canadian Venture Exchange.

Management is actively negotiating additional financing.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, P.Geol.
Chairman of the Board and Co.CEO

Soho Resources Corp.

Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Nine Months Ended November 30, 2001	Nine Months Ended November 30, 2000
Cash from (used in) operating activities				
Loss for the period	$ (74,373)	$ (85,430)	$ (405,151)	$ (238,510)
Items not involving cash:				
Amortization	1,526	—	4,578	—
Loan bonuses	—	—	36,978	—
Write-down of resource properties	19,829	—	39,918	—
	(53,018)	(85,430)	(323,677)	(238,510)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	3,743	(980)	(30,750)	28,206
(Increase) decrease in prepaid expenses	—	(1,028)	(10,000)	(522)
Increase (decrease) in accounts payable and accrued liabilities	62,233	8,123	160,223	(16,522)
	12,958	(79,315)	(204,204)	(227,348)
Cash from (used in) financing activities				
Issuance of common shares	24,000	450,000	980,631	712,507
Share subscriptions	—	(102,760)	—	—
Proceeds from notes payable	8,350	35,510	(173,628)	35,510
Proceeds from convertible loan	—	—	—	100,000
Payments on capital lease obligation	—	(2,625)	(5,639)	(7,658)
	32,350	380,125	801,364	840,359
Cash from (used in) investing activities				
Advances to Huntford Resources Corp.	(41,219)	(177,004)	(569,881)	(177,004)
Mineral property costs	(4,182)	(13,959)	(24,271)	(230,375)
Oil and gas property costs	—	(122,998)	(15,647)	(206,483)
	(45,401)	(313,961)	(609,799)	(613,862)
Increase (decrease) in cash during the period	(93)	(13,151)	(12,639)	(851)
Cash position, beginning of period	948	20,135	13,494	7,835
Cash position, end of period	$ 855	$ 6,984	$ 855	$ 6,984

1. Significant accounting policies:

The accompanying unaudited consolidated interim financial statements of Soho Resources Corp. are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. They include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

These financial statements should be read in conjunction with the Company's annual audited financial consolidated statements for the fiscal year ended February 28, 2001. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the nine months ended November 30, 2001 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

	November 30, 2001	November 30, 2000	February 28, 2001
Deficit	$ (8,377,682)	$ (5,471,581)	$ (7,972,531)
Working capital deficiency)	(563,046)	(445,435)	(613,200)

2. Mineral Properties:

Mineral property costs were incurred as follows:

Tahuehueto Project	November 30, 2001	February 28, 2001
Balance, beginning of period	$ 100	$1,622,606
Acquisition costs – issuance of common shares	—	212,507
Fees and licenses	—	1,366
Consulting	13,231	45,082
Property taxes	11,040	14,890
Travel and transport	—	161
Labour	—	11,093
	24,271	285,099
Cost recoveries	—	(269,686)
Written-down during the period	(24,271)	(1,637,919)
	—	(1,622,506)
Balance, end of period	$ 100	$ 100

3. **Oil and gas properties:**

Costs were incurred as follows:

Quest property	November 30, 2001	February 28, 2001
Incurred during the period		
Acquisition costs	$ 15,647	$ —
Drilling	—	225,734
Miscellaneous	—	9,651
	15,647	235,385
Balance, beginning of period	—	378,941
Written-off during the period	(15,647)	(614,326)
Balance, end of period	$ —	$ —

4. ***Related party transactions:***

The Company entered into the following transactions with related parties:

a) Paid or accrued $27,000 for management fees to a director.

b) Paid or accrued $27,000 for consulting fees to a director.

c) Other income of $39,378 relates to secretarial services and office expenses charged to three other companies with directors in-common. Accounts receivable includes $110,883 relating to this income.

d) A convertible loan of $177,000 is due to a company owned by a director.

e) Notes payable totaling $67,532 are due to directors.

f) Paid or accrued interest expense of $9,807 to directors and a company owned by a director.

g) Interest income includes $100,999 charged to Huntford Resources Corp. a company with directors in-common.

5. **Segmented information:**

The Company operates in two geographic segments:

	Nine months ended November 30 2001	Nine months ended November 30 2000
Net loss for the period		
Canada	$ 363,905	$ 197,246
Mexico	41,246	41,263
	$ 405,151	$ 238,510

	November 30, 2001	February 28, 2001
Identifiable assets at period end		
Canada	$ 2,035,691	$ 1,441,529
Mexico	92	839
	$ 2,035,783	$ 1,442,368

6. **Supplemental disclosures with respect to cash flows:**

Significant non-cash transactions during the period ended November 30, 2001 included:

a) The issuance of 61,630 common shares, valued at $36,978, for loan bonuses.

b) The issuance of 25,000 common shares, valued at $9,803, as a finder's fee on a private placement.

c) The issuance of 192,307 common shares on the conversion of $50,000 of convertible loans.

7. **Subsequent events:**

- The Company granted 1,108,000 new stock options at a price of $0.40 per share, exercisable for a period of 5 years. In addition, the Company has re-priced 400,000 existing stock options to $0.40 per share from $0.60 per share. Both the newly granted and existing stock options are subject to regulatory approval.

- Huntford is in the final stages of arranging to sell it's 37.5% interest in the Sundance project to the project operator. In return, the project operator has agreed to retire approximately US$90,000 of outstanding exploration debt owed by Huntford. Upon completion of this arrangement, Huntford will hold no further interest in this project.